UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               BIO-LIFE LABS, INC.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   09059S-10-9
                                 (CUSIP Number)

                         Excalibur Asset Management, LLC
                                       c/o
                              Gary Schonwald, Esq.
                               Reitler Brown, LLC
                          800 Third Avenue, 21st Floor
                               New York, NY 10022
                                 (212) 209-3090

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 19, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09059S-10-9

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1)    Name of Reporting Person - I.R.S.  Identification  No. of person (entities only).
      Excalibur Asset Management, LLC (I.R.S. Identification No. 20-1952119)

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2)    Check the Appropriate Box if a Member of a Group (See  Instructions)
      (a) |_|
      (b) |X|

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3)    SEC Use Only

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4)    Source of Funds (See Instructions) OO

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5)    Check if Disclosure  of Legal  Proceedings  Is Required  Pursuant to Items
      2(d) or 2(e)........ |_|

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6)    Citizenship or Place of Organization
      Delaware

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                        7)    Sole Voting Power
                              3,700,000

                        --------------------------------------------------------

NUMBER                  8)    Shared Voting Power
OF SHARES                     0
BENEFICIALLY
OWNED BY                --------------------------------------------------------
EACH
REPORTING               9)    Sole Dispositive Power
PERSON WITH                   3,700,000

                        --------------------------------------------------------

                        10)   Shared Dispositive Power
                              0

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      3,700,000

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12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13)   Percent of Class Represented by Amount in Row (11)
       6%

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14)   Type of Reporting Person (See Instructions) CO

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

Item 1. Security and Issuer.

      This statement (this "Statement") relates to the common stock, par value $0.0001 per share ("Common Stock") of BIO-LIFE LABS, INC., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9911 West Pico Boulevard, Suite 1410, Los Angeles, California 90035.

Item 2. Identity and Background.

      (a) This Statement is being filed by Excalibur Asset Management, LLC ("Excalibur"), a limited liability corporation, by its President and sole member, Robert DePalo.

      (b) The business address of Excalibur is Gary Schonwald, Esq., Reitler Brown & Rosenblatt LLC, 800 Third Ave., 21st Floor, New York, New York 10022.

      (c)   Excalibur is an investment fund.

      (d)-(e) No executive officer or director of Excalibur nor any controlling shareholder of Global, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) The state of organization of Excalibur is Delaware and Mr. DePalo is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds paid for 3,700,000 shares of Common Stock of the Issuer owned by Excalibur were personal funds of Mr. DePalo.

Item 4. Purpose of Transaction.

      The 3,700,000 shares of Common Stock of the Issuer were purchased by Excalibur for investment purposes.

      Except as otherwise described herein, neither Excalibur, nor any of its executive officers, directors or controlling shareholders, have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

Item 5. Interest in Securities of the Issuer.

      (a) At the date of this Statement, Excalibur beneficially owns 3,700,000 shares of Common Stock of the Issuer. This represents approximately 6% of the 61,791,805 total number of the issued and outstanding shares of Common Stock of the Issuer as of May 19, 2005.

      (b) Excalibur has sole dispositive and voting power with respect to 3,700,000 shares of Common Stock of the Issuer.

      (c) Other than the Offering, no other transactions in the Common Stock were effected by Excalibur in the past 60 days.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Excalibur and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2005

                                       EXCALIBUR ASSET MANAGEMENT LLC


                                       By: /s/ Robert DePalo
                                           -------------------------------------
                                           Robert DePalo, Member